CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION
OF
MY PERSONAL SALON.COM, INC.

My Personal Salon.Com, Inc. (hereinafter called the "corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1.  The name of the corporation is My Personal Salon.Com, Inc.

2.      The certificate of incorporation of the corporation is hereby amended by striking out the FIRST and FOURTH (a) Articles thereof and by substituting in lieu of said Articles the following new Articles:

FIRST:            The name of the corporation is My Personal Salon, Inc.

FOURTH:        (a) The total number of shares of stock which the Corporation is Authorized to issue is One Hundred  Four Million (104,000,000) shares, consisting of  One Hundred Million (100,000,000) shares of Common Stock, par value $0.0001 per Share (the "Common Stock"), and Four Million (4,000,000) shares of Preferred Stock, par Value $0.0001 per share (the "Preferred Stock").

3.  The amendments of the certificate of incorporation herein certified have been duly adopted in accordance with the provisions of Section 228 and 242 of the General Corporation Law of the State of Delaware.

Executed on this sixth day of June, 2001.

STEPHEN DAVIS

Chief Executive Officer